UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Great Lakes Dredge & Dock Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

390607109
(CUSIP Number)

RYAN LEVENSON
PRIVET FUND MANAGEMENT LLC
79 West Paces Ferry Road
Suite 200B
Atlanta, Georgia 30305
(404) 419-2670

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,020,425
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,020,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,020,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,168,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,168,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,168,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,168,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 390607109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 27, 2016, Privet Fund and Privet Fund Management (collectively, “Privet”) entered into an agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer agreed to increase the size of its Board of Directors (the “Board”) from seven to eight members and to appoint Ryan Levenson to fill the resulting vacancy, with a term expiring at the 2017 annual meeting of shareholders (the “2017 Annual Meeting”). Mr. Levenson was also appointed to the Nominating and Corporate Governance Committee of the Board. Concurrent with the 2017 Annual Meeting, the size of the class of directors of the Board with a term expiring at such meeting will automatically decrease from three to two members.  In addition, subject to certain exceptions, the Issuer has agreed to include Mr. Levenson on the Issuer’s slate of nominees for the election of directors at the 2017 Annual Meeting. The Issuer has also agreed to use its reasonable best efforts to appoint a new independent director within the next six months.

Pursuant to the Agreement, during the Standstill Period (as defined below), Privet is subject to certain standstill restrictions that, among other things, prohibit Privet from acquiring more than 14.99% of the Issuer’s outstanding Shares. The “Standstill Period” means the period from the date of the Agreement until (x) if Mr. Levenson is not elected as a director at the 2017 Annual Meeting, six months following the date of the 2017 Annual Meeting or (y) if Mr. Levenson is elected to the Board at the 2017 Annual Meeting, three months following the date on which Mr. Levenson is no longer a member of the Board (in each case, subject to earlier termination in the event of an uncured material breach of the Agreement by the Issuer).

During the Standstill Period, Privet also agreed that it and its affiliates will cause all of their Shares and other voteable securities to be present for quorum purposes and to be voted at any meeting of shareholders (and to consent in connection with any action by consent in lieu of a meeting) (i) in favor of each director nominated and recommended by the Board for election at any such meeting, (ii) against any shareholder nominations for director which are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board and (iii) in accordance with the recommendations of the Board on all other proposals of the Board set forth in the Issuer’s proxy statement; provided, however, in the event that Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any proposals (other than the election or removal of directors), Privet shall be permitted to vote in accordance with ISS recommendation; provided, further, that if a proposal with respect to any Extraordinary Matter (as defined in the Agreement) is presented, Privet may vote in its sole discretion with respect to such matter.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 27, 2016, Privet and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 390607109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated December 27, 2016.

CUSIP NO. 390607109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2017

PRIVET FUND LP

By:	Privet Fund Management LLC General Partner

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

/s/ Ryan Levenson
Ryan Levenson